

May 20, 2021

David Lovatt
Chief Executive Officer
GenTech Holdings, Inc.
1731 First Avenue, Suite 25955
New York, NY 10128

   Re: GenTech Holdings, Inc.
     Post-Qualification Amendment on Form 1-A
     Filed May 11, 2021
     File No. 024-11055

Dear Mr. Lovatt:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment on Form 1-A filed May 11, 2021

General

1. Your offering circular cover page states that this offering is for a maximum of 20 billion shares while Item 4 of Form 1-A and page 3 state that it is for a maximum of 24 billion shares. Please revise to reconcile this discrepancy.

2. Please note that for Tier 1 offerings, the sum of all cash and other consideration to be received for the securities being offered plus the gross proceeds for all securities sold pursuant to other offering statements within the 12 months before the start of and during the current offering of securities may not exceed $20 million. See Rule 251(a)(1) of Regulation A. Accordingly, please revise to:

  • Disclose the amount you have already sold in this and other offerings within the past 12 months. For example, we note that a prior post-qualification amendment was qualified on September 30, 2020 for an offering amount of $3,564,700.

- Ensure that the price range for this current offering is in compliance with Rule 251(a)(1). In this regard, we note your disclosure that the price per share will be fixed at a price between $0.0005 and $0.003. We further note that some of the prices within this range would result in proceeds in excess of $20 million.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

3.   We note that you generated $253,173 in revenue for the fiscal year ended October 31, 2020. Please revise this section to provide a narrative discussion of how you generated this revenue.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Donnell Suares